Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: December 22, 2014

A Message from Omar Ishrak

To: All WW Employees

Subject: Reflections on 2014

Dear colleagues,

As I pause to reflect on everything we have accomplished in the past year, I am amazed by the progress we have made toward transforming the company and extending our Mission for people around the world.

We have a lot to be proud of in 2014. We continued to execute on our three primary growth strategies of therapy innovation, globalization and economic value. We achieved several unique, industry-leading product and technology milestones that are improving clinical outcomes and advancing patient care. We are addressing healthcare needs in emerging markets in both traditional and non-traditional ways, looking to get closer to our customers and create new business models to provide access for underserved populations. And we are building economic value into our product development processes and assessing the potential of current offerings across our portfolio to determine where the quantification of economic value will drive further adoption, increased share or price differentiation.

In addition to these strategic advancements, we have announced a number of key acquisitions and strategic alliances that are strengthening and broadening our reach in many ways. Covidien was, of course, the most significant. This represents a truly transformational opportunity – one through which we can further address the universal healthcare needs to improve clinical outcomes, expand global access and optimize cost and efficiency of health systems. The sheer breadth and depth of our offerings and expertise of our global employee base once we are a combined company will help us immediately accelerate our growth strategies and further deliver on our Mission. This is important and challenging work – and I want to recognize the incredible efforts, extra time and dedication that is required of so many employees.

Finally, and importantly, we executed on our external commitments. We mitigated significant headwinds throughout the year, by working as a team to find ways to offset these challenges. We can never lift our guard on execution and there are areas where we still need to improve, but we continue to make progress and improve our external credibility.

Every one of you contributes to the unparalleled global team at Medtronic – and I am continually both impressed and humbled to lead such a dedicated group of people working toward a common purpose. To draw from one of the many important themes of our Mission, I commend your ongoing efforts “to be the unsurpassed standard of comparison and to be recognized as a company of dedication, honesty, integrity and service.”

On December 12, I hosted the annual celebration of our Mission, the Employee Holiday Program. This was a wonderful opportunity to hear from several patients and their families about how Medtronic’s innovative technologies have transformed their lives. Many of their stories focused on what happened after their health had been restored – including personal milestones they may have never achieved and life events that they would have missed had it not been for Medtronic technologies. Ron Brown, a 40-year Medtronic patient, took this opportunity to thank Medtronic employees on behalf of every patient around the world who feels they have been given an extra gift of life as a result of Medtronic technology and solutions. This was a reminder that these stories reach beyond a handful of lives restored, and are representative of the more than 10 million patients whose lives we touched this year.

In closing, I would like to attempt a similarly far-reaching thank you. On behalf of our entire leadership team, I want to thank each and every one of you for your dedication and hard work in 2014. We may not know about every individual accomplishment or every story about the daily work each of you contribute to our drive our overall success, but they are meaningful contributions just the same – and your consistent execution has led us to one of the most successful and impactful years we have ever achieved as a company. Whether for a customer, a patient, a caregiver, or a fellow employee, your work has made a difference.

As the year draws to a close, I hope you are all able to relax, reflect on your accomplishments, and enjoy some time with your loved ones. I wish all of you health and happiness in 2015.

Sincerely,

Omar Ishrak

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT

INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.